Exhibit 99.1

Waldencast plc Announces its Intent to Delay the Filing of its Annual Report
and Announces the Consummation of its Previously Announced Acquisition in Southeast Asia

April 25, 2023 – New York, NY – Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, today announced that it expects to file a Form 12b-25 with the U.S. Securities and Exchange Commission (the “SEC”) on or about May 2, 2023, providing the Company a 15-day extension to file its annual report for the fiscal year ended December 31, 2022 on Form 20-F (the “Annual Report”). Accordingly, the Company is postponing its fiscal year 2022 and fourth quarter earnings call (the “Earnings Call”).

The Company is delaying its Annual Report filing because of an ongoing review of the Company’s year-end 2022 financial statements and related issues. The Company is conducting an analysis pertaining to, among other things, certain accounting issues in connection with the sale of certain Obagi products for the Vietnam market. The Company’s Audit Committee is conducting an independent review, with the assistance of outside counsel, of the circumstances surrounding these issues to determine, among other things, whether certain accounting adjustments are necessary. This review arose from concerns regarding the lapse in renewing the importation licenses in Vietnam, which are still pending, and related effects, triggering, among other things, the need for further analysis under the ASC Topic 606 with respect to the collectability of the relevant revenue during that period.

In addition, the Company is announcing that it consummated, in March 2023, its previously announced acquisition of a 60% controlling interest in an entity comprising the business of its Southeast Asia distributor (the “joint venture”). In connection with this transaction, a majority of the outstanding accounts receivable owed to the Company by its Southeast Asia distributor as of December 31, 2022, were extinguished in exchange for the 60% controlling interest in the joint venture, into which the Southeast Asia distributor contributed its business, including existing inventory on hand. The residual accounts receivable balance remains owed to the Company by the former owner of the Southeast Asia distributor (the “seller”), who received the remaining 40% ownership interest in the joint venture, which obligation is supported by the Company’s right to receive additional equity in the joint venture and contractual rights of setoff against future payments, including a potential earn-out payment to the seller.

The Company’s management and the Audit Committee are also reviewing the effectiveness of the Company’s controls over its disclosure and internal accounting and financial reporting for the year ended December 31, 2022.

Given the ongoing nature of the review, the Company notes that there can be no assurance that the Annual Report will be filed during the 15-day prescribed extension period allowed under Rule 12b-25. As a consequence of the delay in the Annual Report’s filing, and should accounting adjustments to its financial results become necessary, the Company expects to proactively engage with its lenders to review the need for any adjustments to its obligations under its credit agreement in order to mitigate the risk of a covenant breach.

The Company will issue a press release announcing the new date and time for the Earnings Call as promptly as is practicable.

About Waldencast

Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth, purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk Makeup. As part of the Waldencast platform, brands will benefit from the operational scale of a multi-brand platform, expertise in managing global beauty brands at scale, a balanced portfolio to mitigate category fluctuations, asset-light efficiency and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this release that are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements of the Company’s expectations regarding the resolution of the Audit Committee review; the impact of such review on the Company’s financial statements; the impact of conversations with the Company’s lenders on cash flow, financing or financial information; the timing of the announcement of the new date and time for the Earnings Call; the timing of the resolution of the issues related to the Company’s fiscal year 2022 financial statements, including its revenue recognition analysis; the timing of the filing of the Annual Report; and any assumptions underlying any of the foregoing. Words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," and "will" and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: delays in the Audit Committee’s ability to complete its review and the Company’s ability to finalize its fiscal year 2022 audited financial results in a timely manner; the risk that the Audit Committee review identifies errors, which may be material; the finalization of management’s and the Audit Committee’s review of the effectiveness of the Company’s internal accounting controls and financial reporting and the potential for material weakness in the Company’s internal controls over financial reporting; covenants, defaults and events of default under the Company’s credit agreement, which could limit the Company’s ability to operate or undertake certain types of transactions and could adversely affect the Company’s liquidity; the potential for delisting, legal proceedings or government investigations or enforcement actions relating to the subject of the Audit Committee review or inability to finalize financial results in a timely manner; and other risks detailed in our Registration Statement on Form F-1 (File No. 333-267053), originally filed with the SEC on August 24, 2022 and as thereafter amended, and in our other documents that we file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Investors
ICR
Allison Malkin/Nina Weiss
waldencastir@icrinc.com

Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com

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